MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present at Canaccord Adams’

27th Global Growth Conference

Vancouver, BC, CANADA & San Diego, CA, USA – August 7, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, will deliver a presentation at the 27th Annual Canaccord Adams Global Growth Conference in Boston. Jim DeMesa, M.D., President & CEO of MIGENIX, will present to leading institutional investment representatives on Wednesday, August 8, 2007 at 9:00 AM Eastern Time (6:00 AM Pacific Time) at the InterContinental Boston Hotel.

Highlights of the presentation will include:

▪

An update on the OmigardTM Phase III international Central Line Infection Reduction Study, or CLIRS trial, in US and European hospitals.

▪

Phase II clinical trial results assessing the Company’s oral alpha-glucosidase inhibitor, celgosivir (MX-3253), in combination with pegylated interferon and ribavirin to treat hepatitis C genotype 1 non-responder patients versus re-treatment with pegylated interferon and ribavirin

A live and archived webcast of the presentation can be accessed under the “Events” section of the company's website, at www.migenix.com. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast.

Dr. DeMesa will join executives from nearly 270 public and private companies for the conference, one of the longest-running institutional events focused exclusively on growth companies.

The Canaccord Adams Global Growth Conference is one of the oldest and largest programs showcasing both publicly traded and privately held growth companies.  Many of the presenting public companies are covered by Canaccord Adams’ global team of equity analysts.  To learn more about the conference, please contact Nadine Miller at 617.371.3842 or Nadine.Miller@CanaccordAdams.com.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com